KOKOMO ENTERPRISES INC.

NEWS RELEASE

Symbols: KKO - CNSX

                KKOEF - OTC Bulletin Board

Kokomo engages the services of Wardrop to prepare NI 43-101 technical report on Arqueana’s Lithium/Niobium/Tantalum/Tin Mining Project in Brazil

Vancouver, BC, May 31, 2011.  Kokomo Enterprises Inc. (the “Company” or “Kokomo”).  Further to the Company’s News Release dated May 18, 2011, the Company is pleased to announce that it has hired the services of Wardrop, A Tetra Tech company, to prepare a technical report in accordance with NI 43-101 for a due diligence review on Arqueana’s Assets.

As announced in the Company’s News Release dated May 18, 2011, the Company has entered into a binding Letter of Intent with Arqueana de Minerios E Metais Ltda. and its shareholders to acquire up to a 75% right, title and interest in Arqueana’s Assets.

Arqueana’s Assets consist of 29 mineral claims covering an area of approximately 18,573 hectares, and certain buildings and surface rights covering an area of approximately 1,319 hectares which are located in Itinga and Aracuai in the State of Minas Gerais in Brazil.  The headquarters of Arqueana is in Itinga.  Arqueana currently conducts small scale artisanal mining activities on or around Itinga and Aracuai.  Presently, the production from Arqueana’s limited small scale mining operations are being sold domestically in Brazil, and are also exported to the Netherlands, South Korea and China.

Wardrop, A Tetra Tech Company, is a multi-disciplined consulting and engineering firm that provides innovative solutions for the natural resource management, energy, and infrastructure markets globally. Wardrop currently has 1,200 employees who work collaboratively throughout its North American and overseas operations. Wardrop is part of Tetra Tech (NASDAQ: TTEK), a leading provider of consulting, engineering, program management, construction, and technical services. The combined companies have more than 12,000 employees worldwide and capabilities that span the entire project lifecycle.

For more information on the Company, please contact us at (604) 681-1519.  In addition, please visit the Company’s website at www.kokomoenterprises.ca or the CNSX’s website at the following direct link http://www.cnq.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board,

Kokomo Enterprises Inc.

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Statements in this news release which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as the completion of the contemplated transaction.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties such as the risk that the closing of the contemplated transaction may not occur for any reason.

Trading in the securities of the Company should be considered speculative.